UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58274/July 31, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13080

In the Matter of	:
NATIONAL FRUIT AND VEGETABLE	:
TECHNOLOGY CORP.,	: ORDER MAKING FINDINGS AND
NATIONAL PROPERTIES	: REVOKING REGISTRATIONS BY
INVESTMENT TRUST,	: DEFAULT
NATIONAL RECORD MART, INC.,	:
NATIONAL SORBENTS, INC.,	:
NATIONS FLOORING, INC.,	:
NETCARE HEALTH GROUP, INC., and	:
NETGAIN DEVELOPMENT, INC.	:

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 24, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each of the seven Respondents has a class of securities registered with the Commission, each is delinquent in its required periodic filings with the Commission, and thus each has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Division of Enforcement (Division) notified each Respondent that the Division's investigative file was available for inspection or copying by letter dated June 24, 2008. 17 C.F.R. § 201.230(a).

On July 11 and July 21, 2008, the Commission issued orders making findings and revoking the registration of each class of registered securities of National Fruit and Vegetable Technology Corp. and National Properties Investment Trust, respectively. See Securities Exchange Act of 1934, Release No. 58141 and Release No. 58198.

On July 1, 2008, the Division filed the Declaration of Neil J. Welch, Jr., to Assist Secretary With Record of Service. I issued an order on July 11, 2008, finding that each Respondent had been served with the OIP and giving notice that each Respondent who failed to file an Answer or appear at a prehearing conference on July 21, 2008, would be found in default.

Rulings

I GRANT the Division's Motion for Default, filed July 11, 2008, and find National Record Mart, Inc. (National Record), National Sorbents, Inc. (National Sorbents), Nations

Flooring, Inc. (Nations Flooring), Netcare Health Group, Inc. (Netcare), and Netgain Development, Inc. (Netgain), are in default because they have not filed Answers to the OIP and they did not appear at the telephonic prehearing conference on July 21, 2008, of which they had notice. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find that the following allegations in the OIP are true:

National Record, CIK No. 904535, is a Delaware corporation located in Carnegie, Pennsylvania, with a class of equity securities registered with the Commission pursuant to the Exchange Act Section 12(g).[1] National Record is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $6.5 million for the prior thirteen weeks. As of June 19, 2008, the company's common stock symbol, NRMI, was traded on the over-the-counter markets.

National Sorbents, CIK No. 1100980, is a revoked Nevada corporation located in Cincinnati, Ohio, with a class of equity securities registered with the Commission pursuant to the Exchange Act Section 12(g). National Sorbents is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $366,618 for the prior six months. As of June 20, 2008, the company's common stock symbol, NSIE, was traded on the over-the-counter markets.

Nations Flooring, CIK No. 853271, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to the Exchange Act Section 12 (j). Nations Flooring is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $257,380 for the prior six months.

Netcare, CIK No. 705581, is a forfeited Delaware corporation located in Middleton, Connecticut, with a class of equity securities registered with the Commission pursuant to the Exchange Act Section 12 (j). Netcare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $1.5 million for the prior three months.

Netgain, CIK No. 1046529, is a dissolved Colorado corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to the Exchange Act Section 12(g). Netgain is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $10million for the prior nine months. As of June 20, 2008, the company's common stock symbol, NRMI, was traded on the over-the-counter markets.

Respondents violated the Exchange Act Section 13(a) that requires companies which have securities registered with the Commission pursuant to the Exchange Act Section 12 to file annual, Exchange Act Rule 13a-1, and quarterly, Exchange Act Rule 13a-13, reports with the Commission. Exchange Act Section 12(j) authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security when the

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[1] The Central Index Key is a Commission identifier for EDGAR filers.

Commission finds that the issuer has failed to comply with a provision of the Exchange Act or the rules and regulations thereunder. Based on the findings made in this Default Order, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of each of the five remaining Respondents.

Order

I ORDER that that the registration of each class of securities of National Record Mart, Inc., National Sorbents, Inc., Nations Flooring, Inc., Netcare Health Group, Inc., and Netgain Development, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge